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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 35379

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2008 (MM/DD/YY) AND ENDING 12/31/2008 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: HANKERSON FINANCIAL, INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2929 N. 44th Street, Suite 200
(No. and Street)

PHOENIX, AZ 85018
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

MR. WILLIAM HANKERSON (602) 840-0880
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

MOSS ADAMS LLP
(Name – *if individual, state last, first, middle name*)

8800 E. RAINTREE DR., SUITE 210, SCOTTSDALE, AZ 85260
(Address) (City) (State) (Zip Code)

SEC Mail Processing Section
FEB 27 2009
Washington, DC
111

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, WILLIAM HANKERSON, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of HANKERSON FINANCIAL, INC., as of DECEMBER 31, 2008, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Wm Hankerson
Signature

President
Title

Notary Public

TODD JASON
Notary Public - Arizona
Maricopa County
My Comm. Expires Sep 5, 2011

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

X (o) REPORT OF INDEPENDENT AUDITORS' ON INTERNAL ACCOUNTING CONTROL REQUIRED BY SEC RULE 17a-5 FOR A BROKER-DEALER CLAIMING AN EXEMPTION FROM SEC RULE 15c3-3.

* RESERVE REQUIREMENT IS NOT APPLICABLE

INDEPENDENT AUDITORS' REPORT

To the Shareholder
Hankerson Financial, Inc.
Phoenix, Arizona

We have audited the accompanying statements of financial condition of Hankerson Financial, Inc. (an S Corporation) as of December 31, 2008 and 2007 and the related statements of income, changes in shareholder's equity and cash flows for each of the two years then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Hankerson Financial, Inc. as of December 31, 2008 and 2007, the results of its operations and its cash flows for each of the two years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplementary information contained in Schedules I through III are presented for the purpose of additional analysis and are not a required part of the basic financial statements, but are supplementary information some of which is required under Rule 17a-5 of the Securities and Exchange Act of 1934. Such information has been subjected to auditing procedures applied in our audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Moss Adams LLP

Scottsdale, Arizona
February 25, 2009

HANKERSON FINANCIAL, INC.

STATEMENTS OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2008 AND 2007

	2008	2007
ASSETS		
Assets		
Cash	$ 701,669	$ 132,742
Commissions receivable	1,087,812	9,257
Other receivables	6,424	2,079
Mutual fund investments	4,741	9,711
Prepaid regulatory fees	513	513
Total current assets	$ 1,801,159	$ 154,302
LIABILITIES AND SHAREHOLDER'S EQUITY		
Liabilities		
Accounts payable	$ 2,271	$ -
Accrued liabilities	1,926	9,314
Total current liabilities	4,197	9,314
Shareholder's Equity		
Common stock, no par value, authorized 100,000 shares; 15,000 shares issued and outstanding at stated value	15,000	15,000
Retained earnings	1,781,962	129,988
Total shareholder's equity	1,796,962	144,988
Total liabilities and shareholder's equity	$ 1,801,159	$ 154,302

The accompanying notes are an integral part of these financial statements.

HANKERSON FINANCIAL, INC.

STATEMENTS OF INCOME
FOR THE YEARS ENDED DECEMBER 31, 2008 AND 2007

	2008	2007
Commission revenue	$ 2,035,788	$ 115,514
Commission expense	206,161	50,739
Net commission revenue	1,829,627	64,775
Operating Expenses:		
General and administrative expenses		
Salaries	33,000	27,000
Rent	18,000	18,000
Professional fees	13,530	8,000
Payroll taxes	2,636	2,122
Regulatory expenses	9,880	3,424
Other	527	367
Total general and administrative expenses	77,573	58,913
Income from operations	1,752,054	5,862
Other Income:		
Interest income	2,115	5,412
Other income (expense)	(2,195)	37,719
Total other income (expense)	(80)	43,131
Net income	$ 1,751,974	$ 48,993

The accompanying notes are an integral part of these financial statements.

HANKERSON FINANCIAL, INC.

STATEMENTS OF CHANGES IN SHAREHOLDER'S EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2008 AND 2007

	Common Stock		Retained	Total Shareholder's
	Shares	Amount	Earnings	Equity
Balance at December 31, 2006	15,000	$ 15,000	$ 215,995	$ 230,995
Distributions			(135,000)	(135,000)
Net income			48,993	48,993
Balance at December 31, 2007	15,000	$ 15,000	$ 129,988	$ 144,988
Distributions			(100,000)	(100,000)
Net income			1,751,974	1,751,974
Balance at December 31, 2008	15,000	$ 15,000	$ 1,781,962	$ 1,796,962

The accompanying notes are an integral part of these financial statements.

HANKERSON FINANCIAL, INC.

STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2008 AND 2007

	2008	2007
Cash Flows from Operating Activities:		
Net income	$ 1,751,974	$ 48,993
Adjustments to reconcile net income to net cash flows from operating activities:		
Unrealized loss (gain) on investments	4,970	(2,719)
Changes in assets and liabilities		
Commissions receivable	(1,078,555)	11,288
Other receivables	(4,345)	453
Prepaid regulatory fees	-	(10)
Accounts payable and accrued liabilities	(5,117)	(10,999)
Net cash provided by operating activities	668,927	47,006
Cash Flows from Investing Activities:		
Payment of distributions	(100,000)	(135,000)
Net increase (decrease) in cash	568,927	(87,994)
Cash, beginning of year	132,742	220,736
Cash, end of year	$ 701,669	$ 132,742

The accompanying notes are an integral part of these financial statements.

HANKERSON FINANCIAL, INC.

NOTES TO THE FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2008 AND 2007

1. NATURE OF BUSINESS AND SIGNIFICANT ACCOUNTING POLICIES

Organization

The Company was incorporated December 23, 1985 in the state of Arizona for the principle purpose of acting as a registered securities broker-dealer, under the Securities and Exchange Act of 1934. The Company forwards client transactions to direct participation programs and mutual funds, which carry such accounts; therefore, no customer accounts are reflected in the financial statements.

Revenue Recognition

The Company earns commissions for introducing investors to various investment projects, such as direct participation programs and mutual funds. Commission revenue and commission expense is recognized on the date the investment is funded by the investor. The Company records a commissions receivable for commissions owed to the Company relating to the investment.

Cash and Cash Equivalents

For the purposes of reporting cash flows, the Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents. As of December 31, 2008 and 2007, the Company did not have any cash equivalents. The Company, in the normal course of business, maintains checking and savings accounts with banking and investment institutions. At December 31, 2008, bank balances may exceed the $250,000 Federal Deposit Insurance Corporation's insurance limit by approximately $451,000.

Receivables

Management believes that all receivables at December 31, 2008 are collectible, and as such, has not provided an allowance on these amounts. The Company determines any required allowance by considering a number of factors including the length of time accounts receivable are past due and the Company's previous loss history. The Company records a reserve account for accounts receivable when they become uncollectible, and payments subsequently received on such receivables are credited to the allowance for doubtful accounts.

1. NATURE OF BUSINESS AND SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Marketable Securities

The Company accounts for its marketable securities under Statement of Financial Accounting Standards ("SFAS") No. 115, "*Accounting for Certain Investments in Debt and Equity Securities*", which requires certain securities to be categorized as either trading, available-for-sale or held-to-maturity. The underlying assets of the mutual funds consist primarily of debt and equity securities. These investments are defined as trading securities and are stated at fair value. Fair value is as determined by the fund as of the balance sheet date. Net realized gains or losses are determined on the first-in, first-out ("FIFO") basis. At December 31, 2008, the fair value of marketable securities is measured on a recurring basis using quoted market prices in an active market.

Concentration of Credit Risk

A concentration of credit risk exists due to the fact that a significant portion of the income received by the Company is received from limited liability companies in which the Company's shareholder is the managing member.

Financial Statement Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts in the financial statements and related notes. Actual results could differ from those estimates.

Commissions Receivable

At December 31, 2008, no allowance has been provided for potentially uncollectible commissions receivables and, in the opinion of management, all receivables are considered fully collectible. At December 31, 2008, 98% of commissions receivable is due from affiliates. Subsequent to year end the Company received payment of $1,061,367 related to commissions receivable at December 31, 2008.

1. NATURE OF BUSINESS AND SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Disclosures About Fair Value of Financial Instruments

The Company estimates that the fair value of financial instruments at December 31, 2008, as defined in FASB 107, does not differ materially from the aggregate carrying values of the financial instruments recorded in the accompanying statement of financial condition.

Income Taxes

The Company, with the consent of its shareholder, has elected under the Internal Revenue Code to be an S-Corporation. In lieu of corporate income taxes, the shareholder of an S-Corporation is taxed on his proportionate share of the Company's taxable income, therefore, no provision or liability for income taxes is included in these financial statements.

2. RELATED PARTIES

The Company's sole shareholder also is the sole shareholder of a related entity, William Hankerson, Ltd. (LTD). LTD provides research services to the Company. The Company leases its office premises from LTD pursuant to a month-to-month lease agreement, which includes rent, secretarial services and other office expenses. Additionally, as Dealer Manager for several oil and gas drilling limited liability companies (LLCs), the Company receives commissions from Hankerson Management Company, LLC for which William Hankerson is the managing member. The Company is paid a percentage of the distributable LLC cash allocated to the Manager for its services.

2. RELATED PARTIES (CONTINUED)

A summary of related party transactions is as follows:

	2008	2007
Rent and related office expenses	$ 18,000	$ 18,000
Salary paid to William Hankerson	33,000	27,000
Total related party expense	$ 51,000	$ 45,000
Dealer manager fees earned	$ 1,991,730	$ 115,514

3. INVESTMENT IN MARKETABLE SECURITIES

Amortized cost and fair value of marketable securities at December 31 are as follows:

2008	Amortized Cost	Gross Unrealized Gain	Market Value
Mutual fund	$ 3,793	948	$ 4,741

2007	Amortized Cost	Gross Unrealized Gain	Market Value
Mutual fund	$ 3,453	6,258	$ 9,711

For the years ending December 31, 2008 and 2007, unrealized holding gains are reflected as other income in the statement of income.

4. OTHER INCOME

On November 28, 2007, the National Association of Securities Dealers ("NASD") and the New York Stock Exchange ("NYSE") announced a plan to consolidate their member regulation operations into a new Self-Regulatory Organization (SRO) that will be the single member regulator for all 5,100 securities firms doing business with the public in the United States. With the merger, NASD expects to reduce its cost of regulation and made a one-time payment of $35,000 to all its members. As of December 31, 2007, the Company received and included the $35,000 in other income in the statement of income.

5. NET CAPITAL RULE

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain a minimum net capital and a ratio of aggregate indebtedness to net capital, both as defined under such provisions, that does not exceed 15 to 1. Net capital and the related net capital ratio may fluctuate on a daily basis. At December 31, 2008 the Company had net capital of $701,682. The net capital requirement for 2008 was $5,000. The Company's net capital ratio (aggregate indebtedness/net capital) was 0.01 to 1 for 2008. See Schedule I on page 13 for the computation of net capital and net capital ratio.

6. CHANGES IN LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS

Balance at December 31, 2006	$ -
Activity	-
Balance at December 31, 2007	$ -
Activity	-
Balance at December 31, 2008	$ -

SUPPLEMENTAL SCHEDULES

HANKERSON FINANCIAL, INC.

Schedule I
COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15c3-1
FOR THE YEAR ENDED DECEMBER 31, 2008

COMPUTATION OF NET CAPITAL

	2008	2007
Total shareholder's equity	$ 1,796,962	$ 144,988
Deductions		
Other receivables	(1,093,420)	(2,079)
Other assets	(1,149)	(513)
Haircuts on securities		
Other securities	(711)	(1,457)
Net capital	$ 701,682	$ 140,939
Net capital required	5,000	5,000
Excess net capital	$ 696,682	$ 135,939

COMPUTATION OF AGGREGATE INDEBTEDNESS

	2008	2007
Accounts payable	$ 2,271	$ -
Commissions payable	1,926	9,314
Aggregate indebtedness	$ 4,197	$ 9,314

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

	2008	2007
Minimum net capital required (6 2/3% of total aggregate indebtedness or $5,000, whichever is greater)	$ 5,000	$ 5,000
Percentage of aggregate indebtness to net capital	1%	7%
Ratio of aggregated indebtedness to net capital	.01 to 1	.07 to 1

HANKERSON FINANCIAL, INC.

Schedule II
INFORMATION FOR POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3 AND COMPUTATION FOR DETERMINATION OF THE RESERVE REQUIREMENTS OF RULE 15c3-3
FOR THE YEAR ENDED DECEMBER 31, 2008

Hankerson Financial, Inc.'s transactions with customers consist exclusively of acting as an introducing broker-dealer. The Company carries no margin accounts, does not hold funds or securities for, or owe money or securities to customers. The Company, therefore, meets requirements of Paragraph (K)(2)(i) of Rule 15c3-3 and is exempt from the computation of cash reserve requirements for brokers and dealers.

HANKERSON FINANCIAL, INC.

Schedule III
RECONCILIATION BETWEEN THE COMPUTATION OF NET CAPITAL PER THE BROKER'S UNAUDITED FOCUS REPORT, PART IIA, AND THE AUDITED COMPUTATION OF NET CAPITAL
FOR THE YEAR ENDED DECEMBER 31, 2008

Net capital per the broker's unaudited FOCUS report, Part IIA and net capital as audited	$	701,682

No adjustments were proposed to net capital per the broker's unaudited FOCUS report, Part IIA as a result of our audit.

REPORT OF INDEPENDENT AUDITORS' ON INTERNAL ACCOUNTING CONTROL

To the Shareholder of Hankerson Financial, Inc.:

In planning and performing our audit of the financial statements and supplemental schedules of Hankerson Financial, Inc. (the Company) for the year ended December 31, 2008, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications and comparisons and recordation of differences required by rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted by the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2008, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Moss Adams LLP

Scottsdale, Arizona
February 25, 2009

MOSS ADAMS LLP

HANKERSON FINANCIAL, INC.

Financial Statements and Supplementary Information as of December 31, 2008 and 2007 and Independent Auditors' Report

HANKERSON FINANCIAL, INC.

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